UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PIMCO Flexible Municipal Income Fund

(Name of Issuer)

Variable Rate MuniFund Term Preferred Shares, Series 2050-B

(Title of Class of Securities)

72203E 806

(CUSIP Number)

November 1, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  72203E 806

1	NAMES OF REPORTING PERSONS JPMorgan Chase Bank, National Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000
	7	SOLE DISPOSITIVE POWER 1,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.00%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

Item 1(a) Name of issuer:

PIMCO Flexible Municipal Income Fund

Item 1(b) Address of issuer’s principal executive offices:

1633 Broadway

New York, NY 10019

2(a) Name of person filing:

JPMorgan Chase Bank, National Association (“JPM”)

2(b) Address or principal business office or, if none, residence:

1111 Polaris Parkway

Columbus, OH 43240

2(c) Citizenship:

United States of America

2(d) Title of class of securities:

Variable Rate MuniFund Term Preferred Shares, Series 2050-B (“VMTP Shares”)

2(e) CUSIP No.:

72203E 806

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,000

(b) Percent of class: 25.00%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,000*

(iii) Sole power to dispose or to direct the disposition of: 1,000

(iv) Shared power to dispose or to direct the disposition of: 0

*

On October 1, 2020 JPM assigned certain preferred class voting rights on the VMTP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated October 1, 2020 among JPM, Lord Securities Corporation, as trustee (the “Voting Trustee”) and Institutional Shareholder Services Inc. (the “Voting Consultant”). Voting and consent rights on the VMTP Shares not assigned to the Voting Trust have been retained by JPM. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent. The voting and consent rights of the additional 250 VMTP Shares acquired on November 1, 2022 by JPM will be subject to the Voting Trust the same manner as previously described in this Item 4.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

On October 1, 2020, JPM acquired 750 VMTP Shares from the issuer, on November 1, 2022, JPM acquired the additional 250 VMTP Shares from the issuer and on November 17, 2022 JPM deposited 100% of the VMTP Shares into a tender option bond trust (a “TOB”) named J.P. Morgan Taxable Putters/Taxable Drivers, Series 5046 Trust. The TOB has title to 100% of the VMTP Shares but does not have the power to dispose or direct the disposition of the VMTP Shares. No voting rights on the VMTP Shares have been transferred to the TOB and voting rights on the VMTP Shares are retained by JPM and the Voting Trust as described in Item 4.

[1]	Represents percentage ownership of VMTP Shares as a percentage of all preferred shares outstanding and is calculated based on information supplied by the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2022

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

By:	/s/ Sean Saroya
Name: Sean Saroya
Title: Authorized Signatory